Exhibit 2

ASX
Release

28 JULY 2020

WESTPAC ANNOUNCES NEW CHIEF OPERATING OFFICER

Westpac has today announced it has created a new Group Operating Office, bringing together Group Operations and Group Technology, and has appointed Scott Collary to lead this division as Chief Operating Officer (COO).

Mr Collary joins Westpac from Bank of Montreal in Canada where he has held the role of Chief Information and Operations Officer for its North American Personal & Business Banking, Private Wealth and Global Asset Management divisions. Prior to this, Mr Collary held senior positions at ANZ and Citigroup.

Westpac Group Chief Executive Officer, Peter King, said: “I’m delighted to welcome an executive of Scott’s calibre to the Westpac team.

“Scott has extensive experience working in senior financial services roles leading large global teams. He has a proven track record of delivering large-scale transformation programs at major international banks that improve operating and technology performance.

“We look forward to Scott leading our technology and operations teams,” Mr King said.

Mr Collary is due to commence his role later this year, subject to regulatory approvals.

Westpac has also announced that Group Executive, Gary Thursby, has decided to leave the bank early next year.

Mr Thursby said: “I’ve thoroughly enjoyed my time at Westpac over the past 13 years. Having helped Peter and the organisation through a significant year of change, I decided that this is the right time to leave the Group.”

Mr King thanked Mr Thursby for his many years of service and contribution to the Group.

“Gary has made a significant contribution across a broad range of roles, including as Chief Strategy and Operating Officer, as well as running Enterprise Services and more recently acting CFO.

“He has been instrumental in developing the organisation’s strategy, including Westpac’s fintech investments, as well as overseeing the implementation of Open Banking and driving efficiencies in the bank’s operations,” Mr King said.

In May Westpac announced the departure of Group Chief Information Officer (CIO) Craig Bright. Mr Bright’s last day with the bank will be 25 September, at which point Mr Thursby will act as CIO until Mr Collary commences.

About Scott Collary

Scott Collary has been Chief Information and Operations Officer, North America, Personal & Business Banking, Private Wealth and Global Asset Management at Bank of Montreal since 2018. Prior to this he was Chief Information Officer at ANZ and Chairman of ANZ Operations and Technology.

Mr Collary was previously Chief Information Officer for Citigroup, North America for six years with responsibility for Consumer, Business, and Commercial technology and global remit over Consumer Cards, Risk, Collections and Enterprise Payments.

Mr Collary commenced his career at Bank of America and holds a Bachelor’s degree from the University of Maryland, College Park in the United States.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.